Schedule 13D
OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )1

PORTLAND BREWING COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

736 420 100

(Cusip Number)

James K. Hilger
Pyramid Breweries, Inc.
91 South Royal
Brougham Way
Seattle, WA 98134
206-682-8322

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

SCHEDULE 13D

CUSIP No. (736 420 100)

1.	Name of Reporting Person: Pyramid Breweries, Inc.		I.R.S. Identification Nos. of above persons (entities only): 91-1258355

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Washington

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 7,316,062

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,316,062[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 74%[1]

14.	Type of Reporting Person (See Instructions): CO

     1      7,316,062 shares of Common Stock of Portland Brewing Company, an Oregon corporation (“PBC”) are subject to a Voting Agreement entered into by Pyramid Breweries, Inc. and a certain shareholder of PBC (discussed in Items 3 and 4 below). This information is based solely on information provided by PBC. The share numbers and percentages listed include an aggregate of 12,000 shares issuable pursuant to stock options. Pyramid expressly disclaims beneficial ownership of any of the shares of PBC Common Stock covered by the Voting Agreement.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, no par value per share, of Portland Brewing Company (“PBC” or “Issuer”). The principal executive offices of PBC are located at 2730 NW 31st Avenue, Portland, Oregon 97210.

Item 2. Identity and Background.

     (a)-(b) The name of the corporation filing this statement is Pyramid Breweries, Inc., a Washington corporation (“Pyramid”). Pyramid produces and markets over 20 styles of specialty beers and six kinds of soda and operates restaurants adjacent to its breweries under the Pyramid Alehouse brand name. Its principal office and business address is 91 South Royal Brougham Way, Seattle, WA 98134.

(c) Set forth in Schedule A is the name of each of the Pyramid directors and officers, along with the present principal occupation or employment and citizenship of such director and executive officer and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Pyramid’s knowledge.

(d) Neither Pyramid nor, to Pyramid’s knowledge, any person named on Schedule A hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Pyramid nor, to Pyramid’s knowledge, any person named on Schedule A hereto, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to an Asset Purchase Agreement dated as of January 26, 2004 (the “Purchase Agreement”), Pyramid, PBC Acquisition, LLC, a Delaware limited liability company (“PBC Acquisition”) and PBC, and subject to the conditions set forth therein (including approval by shareholders of PBC), Pyramid will purchase substantially all of the assets of PBC related to PBC’s brewery and alehouse operations, for total consideration consisting of a combination of assumed liabilities, cash and, at Pyramid’s sole option, Pyramid common stock (such purchase and sale of assets, the “Sale”).

     As an inducement for Pyramid to enter into the Purchase Agreement and in consideration thereof, a large shareholder of PBC, the MacTarnahan Portland Brewing Company Voting Trust (the “Trust”) entered in an agreement with Pyramid (the “Voting Agreement”) whereby the Trust agreed to vote all of the shares of PBC Common Stock beneficially owned by it in favor of approval and adoption of the Purchase Agreement and approval of the Sale and certain related matters. Pyramid did not pay additional consideration to the Trust in connection with the execution and delivery of the Voting Agreement.

Schedule 13D

     References to, and descriptions of, the Sale, the Purchase Agreement and the Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Purchase Agreement and Voting Agreement, included as Exhibits A and B hereto, respectively.

Item 4. Purpose of Transaction

     (a)-(b) As described in Item 3 above, this statement relates to the purchase by Pyramid of substantially all of PBC’s assets related to its brewery and alehouse operations. The Voting Agreement was entered into in connection with the Purchase Agreement. Pursuant to the Purchase Agreement and the Sale, the Company will sell its brewery and restaurant assets to Pyramid for total consideration consisting of a combination of assumed liabilities, cash and, at Pyramid’s sole option, Pyramid common stock. Assets used primarily in the operation of the PBC’s wholly owned subsidiary, Harco Products, Inc. are excluded from the Purchase Agreement. Prior to the Sale, PBC will transfer certain real property subject to a mortgage to a beneficiary of the Voting Trust in exchange for cancellation of indebtedness.

     As an inducement for Pyramid to enter into the Purchase Agreement and in consideration thereof, the Turst, a large shareholder of PBC, entered in the Voting Agreement whereby the Trust agreed to vote all of the shares of PBC Common Stock beneficially owned by it in favor of approval and adoption of the Purchase Agreement and approval of the Sale and certain related matters. Pyramid did not pay additional consideration to the Trust in connection with the execution and delivery of the Voting Agreement.

     Pursuant to the Voting Agreement, the Trust has agreed to vote its shares of PBC Common Stock (plus any additional shares of PBC Common Stock and all additional options, warrants and other rights to acquired shares of PBC Common Stock) beneficially owned by the Trust at every PBC shareholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of the approval and adoption of the Purchase Agreement and approval of the Sale, (b) against the approval of any proposal that would result in a breach by PBC of the Purchase Agreement, and (c) against any proposal made in opposition to, or in competition with, consummation of the Sale and the other transactions contemplated by the Purchase Agreement. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Purchase Agreement shall have been validly terminated pursuant to its terms or (ii) such date and time as the Sale shall become effective in accordance with the terms and conditions set forth in the Purchase Agreement.

     The Purpose of the transactions under the Voting Agreement is to facilitate the consummation by Pyramid and PBC of the transactions contemplated under the Purchase Agreement.

     (c) - (e) Not applicable.

     (f) See items 4(a)-(b) above.

     (g) - (i) Not applicable.

     (j) Other than described above, Pyramid currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Pyramid reserves the right to develop such plans).

     References to, and descriptions of, the Sale, the Purchase Agreement and the Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Purchase Agreement and Voting Agreement, included as Exhibits A and B hereto, respectively.

Schedule 13D

Item 5. Interest in Securities of the Issuer

     (a) – (b) As a result of the Voting Agreement, Pyramid will share voting power with respect to 7,316,062 shares of PBC Common Stock including an aggregate of 12,000 shares issuable pursuant to options, constituting approximately 74% of the issued and outstanding shares of PBC Common Stock. However, Pyramid is not entitled to any rights as a shareholder of PBC as to the Shares and expressly disclaims any beneficial ownership of such shares.

     To Pyramid’s knowledge, no person listed on Schedule A has an ownership interest in PBC.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Purchase Agreement and the Voting Agreements, included as Exhibits A and B hereto, to Pyramid’s knowledge there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of PBC, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following documents are filed as exhibits:

     A. Asset Purchase Agreement, dated as of January 26, 2004, by and among Pyramid Breweries, Inc., Portland Brewing Company and PBC Acquisition, LLC.*

     B. Voting Agreement, dated as of January 26, 2004, between Pyramid Breweries, Inc. and the MacTarnahan Portland Brewing Company Voting Trust.*

     *Incorporated by reference to the 8-K filed by Pyramid Breweries, Inc. on January 28, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PYRAMID BREWERIES, INC.

Dated: February 5, 2004

	By:	/s/ James K. Hilger

James K. Hilger
Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

PYRAMID BREWERIES, INC.

     The following table sets forth the name, business address and present principal occupation or employment, [and citizenship], of each director and executive officer of Pyramid Breweries. Except as otherwise indicated, the address of each such person is c/o Pyramid Breweries, Inc., 91 S. Royal Brougham Way, Seattle, WA 98134. To Pyramid’s knowledge, other than as indicated below, each of the individuals identified below is a citizen of the United States.

Name	Principal Occupation

R. Martin Kelley	President and Chief Executive Officer, Pyramid Breweries, Inc.

James K. Hilger	Vice President – Finance and Administration, Chief Financial Officer and Corporate Secretary, Pyramid Breweries, Inc.

Gary J. McGrath	Vice President – Sales, Pyramid Breweries, Inc.

Patrick Coll	Vice President – Alehouse Operations, Pyramid Breweries, Inc.

Mark D. House	Vice President – Brewery Operations, Pyramid Breweries, Inc.

Scott Barnum	Director, Pyramid Breweries, Inc. Chief Executive Officer, Cocoa Pete’s Chocolate Adventures 59 Leon Way Atherton, CA 94027

Kurt Dammeier	Director, Pyramid Breweries, Inc. Venture Capitalist, Sugar Mountain Capital LLC 104 Pike Street, Suite 200 Seattle, WA 98101

George Hancock	Director/Founder, Pyramid Breweries, Inc.

Schedule 13D

Nancy Mootz	Director, Pyramid Breweries, Inc. Founder, Mootz and Company Kona Pacific Enterprises

Scott Svenson	Director, Pyramid Breweries, Inc. Chairman and Managing Partner, Sienna Partners, LLC Suite 1800 1200 Fifth Avenue Seattle, WA 98101